[SHEFSKY & FROELICH LTD. LETTERHEAD]

MICHAEL J. CHOATE
Direct: 312-836-4066
Facsimile: 312-275-7554
E-mail: mchoate@shefskylaw.com

IN REFERENCE TO:
026829-014

August 22, 2008

VIA FEDERAL EXPRESS

Mr. Michael McTiernan

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Inland American Real Estate Trust, Inc.
Post-Effective Amendment to Form S-11
Registration No. 333-139504
Filed on July 21, 2008

Dear Mr. McTiernan:

On behalf of our client, Inland American Real Estate Trust, Inc. (the “Company”), please find enclosed a complete copy of Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 6 to the Company’s registration statement on Form S-11 (the “Amendment”), which includes Supplement No. 29 to its prospectus dated August 1, 2008 (the “Supplement”), as filed with the Securities and Exchange Commission via EDGAR on August 22, 2008.  The Amendment includes revisions in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Mr. Robert Baum, dated July 22, 2008.  This letter provides responses to the Staff’s comment letter, and the headings and paragraph numbers below correspond to the headings and paragraph numbers in that letter.  For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below each comment.

Supplement

1.             Please include a section describing the current status of your offering, including the amount of proceeds raised to date, the amount of shares remaining to be offered and the termination date of the offering.

Mr. Michael McTiernan

August 22, 2008

RESPONSE:

The Company has revised the section of its Supplement captioned “Summary Overview” to include a subsection captioned “Status of the Offering,” in which it discloses the current status of its offering, including the amount of proceeds raised to date, the amount of shares remaining for sale under the primary offering and the distribution reinvestment plan and the termination date of the offering.  The enclosed copy of the Supplement, marked against supplement no. 26 included as part of the post-effective amendment filed on July 21, 2008 (referred to herein as the “Original Filing”), reflects these changes.

2.             For each portfolio segment, please disclose your average rents.

RESPONSE:

The Company has revised the section of its Supplement captioned “Summary Overview” to include a subsection captioned “Average Rents,” in which it discloses the average base rent per square foot for each of its five property segments as of June 30, 2008.  The enclosed copy of the Supplement, marked against the Original Filing, reflects these changes.

3.             Please provide graphic or tabular illustration of the diversification of your portfolio by property type and geography.

RESPONSE:

The Company has revised the section of its Supplement captioned “Summary Overview — Property Overview” to provide graphic illustrations of the diversification of its property portfolio by property type and by geography as of June 30, 2008.  The enclosed copy of the Supplement, marked against the Original Filing, reflects these changes.

4.             Please disclose the percentage of your developments that are pre-leased.

RESPONSE:

The Company has revised the section of its Supplement captioned “Summary Overview — Developments” to disclose the percentage of each property that was pre-leased as of June 30, 2008.  The enclosed copy of the Supplement, marked against the Original Filing, reflects these changes.

5.             Please update your disclosure regarding recent acquisition activity to the date of the supplement. In addition, please include disclosure regarding occupancy, average rents and yields with respect to your recent acquisitions.

Mr. Michael McTiernan

August 22, 2008

RESPONSE:

The Company has revised the section of its Supplement captioned “Summary Overview — Recent Acquisitions” to update its disclosure regarding recent acquisition activity through June 30, 2008, and to include information regarding the occupancy rate and effective annual rental per square foot for each recently acquired property.  The Company also has included a discussion regarding the average yield for these recently acquired properties.  The enclosed copy of the Supplement, marked against the Original Filing, reflects these changes.

6.             We note your revenues and expenses tables which appear to present the build up to net operating income. Please break this information out by property segment and please present for the three months ended March 31, 2008 and the year ended December 31, 2007.

RESPONSE:

The Company has revised the section of its Supplement captioned “Summary Overview” to include a subsection captioned “Property Income and Expenses by Property Type,” which includes tables that provide operating information for each of the Company’s five property segments for the six months ended June 30, 2008 and the year ended December 31, 2007.  The enclosed copy of the Supplement, marked against the Original Filing, reflects these changes.

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate
Michael J. Choate

cc:	Lori J. Foust